EXHIBIT 12.0

MATTEL, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited; in thousands, except ratios)	For the Three Months Ended March 31, 2014		For the Years Ended December 31,
			2013	2012	2011	2010	2009
Earnings Available for Fixed Charges:
Income from continuing operations before income taxes	$(9,421)		$1,099,128	$945,045	$970,673	$846,825	$660,047
Add: Non-controlling interest losses in consolidated subsidiaries	—		—	—	—	—	222
Add:
Interest expense	17,246		78,505	88,835	75,332	64,839	71,843
Appropriate portion of rents (a)	9,351		37,006	33,736	30,696	34,544	34,439

Earnings available for fixed charges	$17,176		$1,214,639	$1,067,616	$1,076,701	$946,208	$766,551

Fixed Charges:
Interest expense	$17,246		$78,505	$88,835	$75,332	$64,839	$71,843
Appropriate portion of rents (a)	9,351		37,006	33,736	30,696	34,544	34,439

Fixed charges	$26,597		$115,511	$122,571	$106,028	$99,383	$106,282

Ratio of earnings to fixed charges	(b	)	10.52 X	8.71 X	10.15 X	9.52 X	7.21 X

(a)	Portion of rental expenses that is deemed representative of an interest factor, which is one-third of total rental expense.
(b)	Earnings for the three months ended March 31, 2014 were inadequate to cover fixed charges by $9.4 million.